SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

07021357

25 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2007 FEB 27 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 January 2007, Re: Silverstone Corporation Berhad ("SCB") - Debt and Corporate Restructuring Exercise of SCB Group ("SCB Scheme") - Proposed Variation to : 1.1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAR 0 2 2007 E
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Dlw 2/28

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION** on **24/01/2007 18:22:14**
Submitted by **SILVERSTONE CORPORATION** on **24/01/2007 18:26:28**
Reference No **SC-070124-8EF3B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB GROUP ("SCB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* **Contents :-**

Reference is made to the announcement by SCB on 15 December 2006 regarding the approval by the holders of the Bonds and holders of the SPV Debts for amongst others, the variation to the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation") at their meetings held on 15 December 2006.

The Board of Directors of SCB wishes to announce that SCB has, on 22 January 2007, received the approval from Bank Negara Malaysia dated 16 January 2007 for the Proposed Variation. SCB has yet to obtain approval from the Securities Commission for the Proposed Variation.

For further details on the Proposed Variation, shareholders and potential investors are advised to refer to SCB's announcement on 20 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

24 JAN 2007

END